UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 19, 2020

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

 Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On October 19, 2020, Emerald Health Pharmaceuticals Inc. (the “Company”), announced a closing date for its current round of financing under its Regulation A, Tier 2 offering as the Company is nearing the maximum raise of $50 million qualified under its current Offering Statement. The financing round will close as of October 30, 2020 or once the maximum of $50 million is reached, whichever comes first.

A copy of the press release announcing the closing of the round is attached as Exhibit 16.1(b) hereto.

The information contained herein, including Exhibit 16.1(b), shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 16.1(b) will not be deemed an admission as to the materiality of any information in this Item 9.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa
Chief Executive Officer

Date: October 19, 2020

2